BB

UF5-13-04

SECU[redacted]IMISSION

04016814

SEC MAIL PROCESSING RECEIVED MAY 10 2004 WASH. D.C. 181 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Zanett Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street, 15th Floor
(No. and Street)

New York New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. McCarthy (646) 521-8502 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McEnerney, Brady & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy, Suite 270 Livingston, NJ 07039
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 14 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David M. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Zanett Securities Corporation, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chairman
Title

Linda Pellegrino
Notary Public
Attorney-at-law
State of New Jersey

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXHIBIT 1
THE ZANETT SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital Computation:

Total Assets	$ 997,633
Total Liabilities	(108,206)
Net Worth	889,427
Subordinated loans (approved)	-
Adjusted Net Worth	889,427
Deduct:	
Non-allowable assets:	
Prepaids and other current	(72,430)
Fixed and other assets	(795,171)
Tentative net capital	21,826
Haircuts (cash mgmt/money market = 41,489 x .02 = 830)	(830)
Net Capital	20,996
Minimum Net Capital Required	(7,213)
Excess Net Capital	$ 13,783

Note

There were no material differences noted between the above calculation and the Firm's December 2003 Amended FOCUS filing.

Reconciliation to Original FOCUS filing:

Net Capital (Original FOCUS Filing) December 31, 2003	$ 10,730
Reduction in Rent Surcharge	17,000
Accrual of Additional legal fees	(6,734)
Net Capital (Amended FOCUS Filing) December 31, 2003	$ 20,996